**Exhibit 2**

**POWER OF ATTORNEY**

**For executing Schedules 13G and 13D, 13G/D Joint Filing Agreement and Forms 13F, 13H, N-PX and SHO**

Each of the undersigned entities represents that the individuals signing on behalf of the entity is duly authorized to do so, and hereby constitutes and appoints Kathryn Cenac, Managing Director – Regulatory, Bank of Montreal and Thomas Fonte, Head North American Compliance, Wealth Management Business Risk and Solutions, Bank of Montreal, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to:

(1)  complete and execute for and on behalf of the undersigned filings on Schedules 13G and 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act") and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(2)  complete and execute for and on behalf of the undersigned a joint filing agreement to provide for the joint filing on Schedules 13G or 13D in accordance with Section 13(d) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(3)  complete and execute for and on behalf of the undersigned filings on Form 13F as required by Section 13(f) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(4)  complete and execute for and on behalf of the undersigned filings on Form 13H as required by Section 13(h) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(5)  complete and execute for and on behalf of the undersigned filings on Form N-PX as required by Section 14A of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(6)  complete and execute for and on behalf of the undersigned filings on Form SHO as required by Rule 13f-2 of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(7)  do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete the execution of any such Schedules 13G and 13D, joint filing agreement and Forms 13F, 13H, N-PX and SHO, and the timely filing of such forms and agreements with the United States Securities and Exchange Commission and any other authority; and

(8)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

Each of the undersigned entities grants to said attorney-in-fact and agent full power and authority to do and perform each and every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned entities acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(f), 13(h), 14A or 13f-2 of the Act and the rules and regulations promulgated thereunder.

This Power of Attorney shall remain in effect until the undersigned entity is no longer required to file Schedules 13G, 13D or Forms 13F, 13H, N-PX or SHO, unless earlier revoked by a duly authorized officer of the undersigned entity in writing and delivered to the foregoing attorney-in-fact.

This Power of Attorney Signature Page may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. A facsimile or portable document format (.pdf) copy, or an electronic copy by way of reliable electronic signature technology, of the signature of a party to this Power of Attorney on any such counterpart shall be fully effective as in an original signature.

IN WITNESS WHEREOF, the undersigned duly authorized individuals have caused this Power of Attorney to be executed as of February 11, 2025 on behalf of the respective entities.

*[Signatures on following pages.]*

**BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY**

By: /s/ Jane Anne Negi
    Name: Jane Anne Negi
    Title: Chief Executive Officer


By: /s/ Noel Reynolds
    Name: Noel Reynolds
    Title: Chief Finance Officer


**BMO CAPITAL MARKETS CORP.**

By: /s/ Michael Forlenza
    Name: Michael Forlenza
    Title: Chief Operating Officer


**BMO ASSET MANAGEMENT INC.**

By: /s/ Bill Bamber
    Name: Bill Bamber
    Title: Head


By: /s/ Sara Petrcich
    Name: Sara Petrcich
    Title: Head of Exchange Traded Funds and Structured Products


**BMO DELAWARE TRUST COMPANY**

By: /s/ Anne Booth Brockett
    Name: Anne Booth Brockett
    Title: Chief Executive Officer and President


**BMO CAPITAL MARKETS LIMITED**

By: /s/ William Smith
    Name: William Smith
    Title: Chief Executive Officer

By: /s/ Paula Young
    Name: Paula Young
    Title: Company Secretary


**BMO FAMILY OFFICE, LLC**

By: /s/ Amy Griman
    Name: Amy Griman
    Title: Chief Executive Officer and President


**BMO FINANCIAL CORP.**

By: /s/ Michele Havens
    Name: Michele Havens
    Title: Executive Vice President, and Head, U.S. Wealth Management


By: /s/ Michelle Magnaye
    Name: Michelle Magnaye
    Title: Assistant Corporate Secretary


**BMO BANK NATIONAL ASSOCIATION**

By: /s/ Darrel Hackett
    Name: Darrel Hackett
    Title: President and CEO, U.S. Wealth Management

**BMO NESBITT BURNS INC.**

By: /s/ Deland Kamanga
    Name: Deland Kamanga
    Title: Director


By: /s/ Juron Grant-Kinnear
    Name: Juron Grant-Kinnear
    Title: Assistant Corporate Secretary


**BMO PRIVATE INVESTMENT COUNSEL INC.**

By: /s/ Gilles Ouellette
    Name: Gilles Ouellette
    Title: Director


By: /s/ Juron Grant-Kinnear
    Name: Juron Grant-Kinnear
    Title: Corporate Secretary


**STOKER OSTLER WEALTH ADVISORS, INC.**

By: /s/ Michelle L. Decker
    Name: Michelle L. Decker
    Title: Chief Operating Officer


**BANK OF MONTREAL HOLDING INC.**

By: /s/ Olaf Sheikh
    Name: Olaf Sheikh
    Title: Director


**BMO NESBITT BURNS SECURITIES LTD.**

By: /s/ Devanand (Dave) Persaud
    Name: Devanand (Dave) Persaud
    Title: Director


By: /s/ John Cook
    Name: John Cook
    Title: Corporate Secretary


**BMO TRUST COMPANY**

By: /s/ Elizabeth Dorsch
    Name: Elizabeth Dorsch
    Title: Chief Executive Officer


By: /s/ Bruce Ferman
    Name: Bruce Ferman
    Title: Director


**BMO INVESTORLINE INC.**

By: /s/ Deland Kamanga
    Name: Deland Kamanga
    Title: Director


By: /s/ Juron Grant-Kinnear
    Name: Juron Grant-Kinnear
    Title: Corporate Secretary


**BMO LIFE ASSURANCE COMPANY**

By: /s/ Rohit Thomas
    Name: Rohit Thomas
    Title: President and Chief Executive Officer


By: /s/ Rita Simas
    Name: Rita Simas
    Title: Corporate Secretary

**BMO LIFE HOLDINGS (CANADA), ULC**

By: /s/ Rohit Thomas
    Name: Rohit Thomas
    Title:  President and Chief Executive Officer


By: /s/ Rita Simas
    Name: Rita Simas
    Title:  Corporate Secretary

**CLEARPOOL EXECUTION SERVICES, LLC**

By: /s/ Michael Forlenza
    Name: Michael Forlenza
    Title: Director and President

**BMO LIFE INSURANCE COMPANY**

By: /s/ Rohit Thomas
    Name: Rohit Thomas
    Title:  President and Chief Executive Officer


By: /s/ Rita Simas
    Name: Rita Simas
    Title:  Corporate Secretary

**BANK OF MONTREAL**

By: /s/ Deland Kamanga
    Name: Deland Kamanga
    Title: Group Head, Wealth Management


By: /s/ Kristina Germain
    Name: Kristina Germain
    Title: Assistant Corporate Secretary